SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

AMENDMENT NO. 2

The Securities Exchange Act of 1934

DYNABAZAAR, INC.

(Name of Issuer)

Common Stock

(Title Class of Securities)

305158107

(CUSIP Number)

Carl N. Duncan, Esq.

5718 Tanglewood Drive

Bethesda, Maryland 20817

(301) 263-0200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 17, 2006

(Date of Event Which Requires Filing of This Statement)

(1) Name of Reporting Person	Jay Gottlieb
(2) Check the appropriate box if may be deemed member of a group	(a) N/A
(b) Reporting Person disclaims being member of a group relating to Issuer
(3) SEC use only ………………………………………
(4) Source of funds (see instructions)………………….	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	N/A
(6) Citizenship or place of organization ……………….	USA/incorporation inapplicable since the Reporting Person is an individual

Number of shares beneficially owned by Reporting Person with:

(7)   Sole voting power ...........………………………….

(8)   Shared voting power ……………………………….

(9)   Sole dispositive power …………………………….

(10) Shared dispositive power ………………………...

2,000,000 (See Item 4)
0
2,000,000 (See Item 4)
0
(11) Aggregate amount beneficially owned by Reporting Person	1,509,030 (See Item 4)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	N/A
(13) Percent of class represented by amount in Row (11) ..	6.4% of 23,410,144 outstanding, but 8.5% if include those shares held in trust (See Item 4)
(14) Type of reporting person (see instructions) ……………….	IN

Item 1. Security and Issuer.

(a) Title of Class:

Common Stock

(b) Name and Address of Issuer:

DYNABAZAAR, INC.

888 Seventh Avenue

New York, New York 10019

(c) Trading Symbol:

FAIM

Item 2. Identity and Background of the Reporting Entity.

(a)	Name:	Jay Gottlieb
(b)	Business Address	27 Misty Brook Lane New Fairfield, Connecticut 06812
(c)	Occupation:	Private Investor
(d)	Conviction:	N/A
(e)	Civil Proceedings:	N/A
(f)	State of Incorporation:	N/A since Reporting Person is an individual

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has used personal funds to acquire his personal 1,509,030 Common Shares of  the Issuer.   (See Item 4.)

Item 4.  Purpose of Transaction.

Reporting Person is making these purchases of Issuer’s Common Shares for investment purposes only.  There is no intent to gain control of the Issuer and Reporting Person is not a member of a group relating to the Issuer.

Although the Reporting Person has sole voting and dispositive power over the Issuer’s Common Shares held in trust described in Item 5 below, Reporting Person disclaims any beneficial interest in such shares held as trustee for the benefit of reporting Person’s adult children.  Very specifically, Reporting Person is the trustee for The Laurick Trust (13-7024585.)   (The Laurick Trust is a re-combination of the former Rick Gottlieb 2004 Irrevocable Trust--84-6383258--and the Lauren Gottlieb 2004 Irrevocable Trust--84-6383257.)   The Laurick Trust beneficially owns 490,970  Common Shares of Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or  to fill any existing vacancies on the Issuer’s Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; any changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest  in Securities of the Issuer.

(a) Aggregate Number and %:  1,509,030 Common Shares on a fully diluted basis- - i.e., 6.4% of the total 23,410,144 outstanding Common Shares of the Issuer or 8.5% (2,000,000) if the shares held in trust outlined in Item 4 are included.

(b) Power to Vote or Dispose of Issuer’s Shares: 2,000,000 Common Shares on a fully diluted basis, power over which to vote or dispose of resides with the Reporting Person (including the trust described in Item 4).

(c) Transactions Within Prior 60 Days:  No transactions have been effected between the Issuer and the Reporting Person beyond those described in Item 4 specifically and this Schedule 13D generally. Information contained in Item 4  above is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.

Item 7. Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Jay Gottlieb, the Reporting Person, and  that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 20,  2006

/s/ Jay Gottlieb

                                                                        Jay Gottlieb